Exhibit 99.2

Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format

Index

Glossary
Separate Condensed Interim Financial Statements
Separate Statements of Comprehensive Income
Separate Statements of Financial Position
Separate Statements of Changes in Equity
Separate Statements of Cash Flows
Notes to the Separate Condensed Interim Financial Statements
Review Report of the Separate Condensed Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
CAD	Canadian dollar
La Sociedad	Aeropuertos Argentina 2000 S.A.
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Separate Condensed Interim Financial Statements

For the three-month period of the

Fiscal Year N° 28 commenced January 1, 2025

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45.90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:
	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Separate Statement of Comprehensive Income

For the three month periods ended at March 31, 2025 and 2024

		Three months at
		03.31.2025	03.31.2024

	Note	Millions of $
Continuous Operations
Sales income	3	263,933	290,911
Construction income		21,695	44,222
Cost of service	4.1	(169,330)	(159,211)
Construction costs		(21,612)	(44,141)
Income for gross profit for the period		94,686	131,781
Distribution and selling expenses	4.2	(15,527)	(16,643)
Administrative expenses	4.3	(13,521)	(10,735)
Other income and expenses, net	5.1	2,303	5,167
Operating profit for the period		67,941	109,570
Finance Income	5.2	(1,460)	(101,504)
Finance Costs	5.3	7,261	393,368
RECPAM		(2,283)	(20,946)
Result of investments accounted for by the equity method		10	(1,101)
Income before income tax		71,469	379,387
Income tax	5.4	(28,498)	(146,442)
Income for the period for continuous operations		42,971	232,945
Net Income for the period		42,971	232,945
Other comprehensive income		-	-
Comprehensive Income for the period		42,971	232,945

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		165.9112	899.4015

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Separate Statements of Financial Position

At March 31, 2025 and December 31, 2024

		03.31.2025	12.31.2024

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method	6	1,580	1,570
Intangible Assets	7	2,083,570	2,103,192
Rights of use		4,098	4,744
Other receivables		50,025	47,207
Investments		44,582	53,422
Total Non-Current Assets		2,183,855	2,210,135
Current Assets
Other receivables	9.1	21,419	24,433
Trade receivables, net	9.2	96,079	100,817
Investments	9.3	27,971	23,898
Cash and cash equivalents	9.4	96,132	113,306
Total Current Assets		241,601	262,454
Total Assets		2,425,456	2,472,589
Shareholders’ Equity and Liabilities
Equity attributable to majority shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		148,089	148,089
Legal and facultative reserve		798,355	798,282
Retained earnings		356,506	313,535
Subtotal		1,303,346	1,260,302
Liabilities
Non-Current Liabilities
Provisions and other charges	11	6,577	7,761
Financial debts	8	559,957	600,200
Deferred income tax liabilities		353,550	325,052
Lease liabilities		1,553	2,269
Accounts payable and others	9.5	952	1,040
Total Non- Current Liabilities		922,589	936,322
Current Liabilities
Provisions and other charges	11	17,480	47,792
Financial debts	8	70,611	89,870
Lease liabilities		2,823	2,914
Accounts payable and others	9.5	95,839	122,547
Fee payable to the Argentine National Government	10	12,768	12,842
Total Current Liabilities		199,521	275,965
Total Liabilities		1,122,110	1,212,287
Total Shareholder’s Equity and Liabilities		2,425,456	2,472,589

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Separate Statements of Changes in Equity

At March 31, 2025 and 2024

	Attributable to majority shareholders
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total Equity

	Millions of $
Balance at 01.01.25	259	137	148,089	29,655	764,080	4,547	313,535	1,260,302
Compensation plan	-	-	-	-	-	73	-	73
Net Income for the period	-	-	-	-	-	-	42,971	42,971
Balance at 03.31.2025	259	137	148,089	29,655	764,080	4,620	356,506	1,303,346

Balance at 01.01.24	259	137	150,082	29,893	845,317	4,265	22,293	1,052,246
Compensation plan	-	-	-	-	-	79	-	79
Net Income for the period	-	-	-	-	-	-	232,945	232,945
Balance at 03.31.2024	259	137	150,082	29,893	845,317	4,344	255,238	1,285,270

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Separate Statements of Cash Flow

For the three-month periods ended at March 31, 2025 and 2024

		03.31.2025	03.31.2024

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		42,971	232,945
Adjustment for:
Income tax		28,498	146,442
Amortization of intangible assets	4/7	37,546	26,779
Depreciation right of use	4	647	655
Bad debts provision	4	1,216	1,007
Specific allocation of accrued and unpaid income		12,768	12,666
Income of investments accounted for by the equity method	6	(10)	1,101
Compensation plan		73	79
Accrued and unpaid financial debts interest costs	8	12,560	18,593
Accrued deferred revenues and additional consideration	11	(5,329)	(4,270)
Accrued and unpaid Exchange differences		23,824	(305,585)
Litigations provision	11	187	406
Inflation Adjustment		9,892	(37,161)
Changes in operating assets and liabilities:
Changes in trade receivables		(54,183)	(67,455)
Changes in other receivables		(40,346)	(36,154)
Changes in commercial accounts payable and others		43,942	72,138
Changes in provisions and other charges		1,621	3,094
Changes in specific allocation of income to be paid to the Argentine National State		(5,491)	(3,419)
Increase of intangible assets		(17,924)	(44,222)
Net cash Flow generated by operating activities		92,462	17,639
Cash Flow for investing activities
Acquisition of investments		(9,921)	(9,234)
Collection of investments		12,151	2,417
Others		25	-
Net Cash Flow applied to investing activities		2,255	(6,817)
Cash Flow from financing activities
New Financial debts	8	102	-
Payment of leases		(745)	(1,018)
Financial debts paid- principal	8	(38,684)	(32,179)
Financial debts paid- interests	8	(11,655)	(16,495)
Payment of dividends		(27,537)	-
Net Cash Flow applied to financing activities		(78,519)	(49,692)
Net Increase / (Decrease) in cash and cash equivalents		16,198	(38,870)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		113,306	171,068
Net increase / (decrease) in cash and cash equivalents		16,198	(38,870)
Inflation adjustment generated by cash and cash equivalents		7,538	40,389
Foreign Exchange differences by cash and cash equivalents		(40,910)	(38,697)
Cash and cash equivalents at the end of the period		96,132	133,890

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved by Resolution ORSNA N°60/21, the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the parties' request, the procedural deadlines for the aforementioned legal action are suspended until June 30, 2025.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

NOTE 2 – ACCOUNTING POLICIES

These Separate Condensed Interim Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on May 8, 2025.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

The CNV (NSC in English), through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Individual Interim Financial Statements of the Company for the three-month period ended March 31, 2025 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the company's consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Separated Condensed Interim Financial Statements of AA2000 as of March 31, 2025 and the Consolidated Financial Statements at December 31, 2024, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2025, based on the application of IASB 29 (see Note 3.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At March 31, 2025, the Company has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 03.31.2025

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,073	134	1,065
Cargo & Logistics SA.	1,614,687	98.63%	1	-	1
Paoletti América S.A.	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	735	(124)	514
Villalonga Furlong S.A (3)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.
(3)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Individual Separate Financial Statements as of December 31, 2024.

5) Changes in accounting policies and disclosures

There were no additional changes in the Group's accounting policies based on the effective application standard issued by the IASB as of January 1, 2025.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these, Separate Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2024.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of these Separate Consolidated Interim Financial Statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Separate Consolidated Interim Financial Statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Separate Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (NSC) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of March 31, 2025, the price index amounted to 8,262.3705, with inflation for the three-month period of 7.4% and year-on-year of 54.2%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2025. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2025, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2025, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.
-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to ANB, and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2025 was a loss of $28,498 million.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment (Contd.)

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $36,363 million, because as of March 31, 2025, the variation of the CPI for the period of 36 months at the end of fiscal year 2025 will exceed 100%.

NOTE 3 - SALES INCOME

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Air station use rate	146,589	157,603
Landing fee	11,283	14,886
Parking fee	4,197	5,754
Total aeronautical income	162,069	178,243
Total non-aeronautical income	101,864	112,668
Total	263,933	290,911

As of March 31, 2025 and 2024, "over the time" income from contracts with customers for the three-month periods was $221,900 million and $247,136 million, respectively.

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

4.1. Sales Cost

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Specific allocation of income	39,029	43,118
Airport services and maintenance	38,306	28,998
Amortization of intangible assets	36,452	26,546
Salaries and social charges	41,789	46,529
Fee	2,097	1,355
Utilities and fees	5,687	5,315
Taxes	1,328	1,596
Office expenses	3,964	4,887
Insurance	15	212
Others	16	-
Depreciation rights of use	647	655
Total	169,330	159,211

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

4.2. Distribution and marketing expenses

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Amortization of intangible assets	104	3
Salaries and social charges	855	100
Fee	168	-
Utilities and fees	2	-
Taxes	12,641	14,895
Office expenses	122	15
Advertising	419	623
Provision for bad debts	1,216	1,007
Total	15,527	16,643

4.3. Administrative expenses

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Airport services and maintenance	257	242
Amortization of intangible assets	990	230
Salaries and social charges	7,161	5,710
Fee	842	1,217
Taxes	1,822	1,773
Office expenses	1,695	1,273
Insurance	602	127
Fees to the Board of Directors and the Supervisory Committee	152	163
Total	13,521	10,735

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 5 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

5.1 Other net incomes and expenses

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Trust for Strengthening	6,505	7,186
Other	(4,202)	(2,019)
Total	2,303	5,167

5.2. Finance Income

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Interest	5,919	15,089
Foreign Exchange differences	(7,379)	(116,593)
Total	(1,460)	(101,504)

5.3 Finance Expenses

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Interest	(13,273)	(19,000)
Foreign Exchange differences	20,534	412,368
Total	7,261	393,368

5.4 Income Tax

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Deferred	(28,498)	(146,442)
Total	(28,498)	(146,442)

NOTE 6 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	03.31.2025	03.31.2024

	Millions of $
Initial balance	1,570	3,805
Income from investments accounted for by the equity method	10	(1,101)
Balance at March 31	1,580	2,704

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 7 - INTANGIBLE ASSETS

		03.31.2025	03.31.2024

	Note	Millions of $
Original values:
Initial Balance		3,522,265	3,395,123
Acquisitions of the period		21,695	44,222
Declines of the period		(6,369)	-
Balance at March 31		3,537,591	3,439,345

Accumulated Amortization:
Initial Balance		(1,419,073)	(1,319,086)
Acquisitions of the period	4	(37,546)	(26,779)
Declines of the period		2,598	-
Balance at March 31		(1,454,021)	(1,345,865)
Net balance at March 31		2,083,570	2,093,480

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	03.31.2025	03.31.2024

	Millions of $
Initial Balance	690,070	1,237,966
New financial debts	102	-
Financial debts paid	(50,339)	(48,674)
Accrued interest	12,560	18,593
Foreign Exchange differences	(21,908)	(397,406)
Inflation adjustment	83	11,651
Total Net Balance at March 31	630,568	822,130

8.2 Breakdown of financial debt

	03.31.2025	03.31.2024

Non-current Financial Debts	Millions of $
Negotiable Obligations	560,706	601,092
Cost of issuance of NO	(749)	(892)
	559,957	600,200

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt (Contd.)

	03.31.2025	12.31.2024

Current Financial Debts	Millions of $
Bank borrowings	11,075	11,343
Negotiable Obligations	59,849	78,880
Cost of issuance of NO	(313)	(353)
	70,611	89,870
	630,568	690,070

As of March 31, 2025 and December 31, 2024, the fair value of the financial debt amounts to $666,984 million and $687,435 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Separate Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2024.

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 03.31.2025	Capital in U$S at 12.31.2024
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S	400.0	10.0	11.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875	% (5)	U$S	306.0	36.1	40.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	59.3	62.0
Class V (3)	02.2022		02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		U$S (6)	36.0	-	27.1
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S (6)	32.7	22.9	22.9
Class X (3)	07.2023		07.2025	0.000%		U$S (6)	25.1	17.9	17.9
Class XI (3)	12.2024		12.2026	5.500%		U$S (7)	28.8	28.8	28.8

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of March 31, 2025, the Company complies with financial covenants.

As of March 31, 2025, the Company fully canceled Class VI Bonds.

As of March 31, 2025, the Company holds Class IX and Class X Bonds in its portfolio totaling US$17 million.

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 03.31.2025 (2)	Capital at 12.31.2024 (2)
ICBC - Dubái Branch	07.2022	10.2025	SOFR+ 7.875%(2)	U$S	10.0	10.0	10.0
Financing Imports	03.2025	04.2025	11.000%	EUR	0.1	0.1	-

(1) Balances in the original currency of the financial instrument.

(2) Plus applicable withholding tax.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		03.31.2025	12.31.2024

	Note	Millions of $
Trust for Strengthening	10.1	49,586	46,725
Others		439	482
Total		50,025	47,207

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.1 Other receivables (contd.)

9.1.2 Other current receivables

		03.31.2025	12.31.2024

	Note	Millions of $
Expenses to be recovered		2,017	2,584
Related parties	10.1	2,931	2,463
Tax credits		14,483	16,786
Prepaid Insurance		1,986	2,581
Others		2	19
Total		21,419	24,433

9.2 Trade receivables

		03.31.2025	12.31.2024

	Note	Millions of $
Trade receivables		101,694	106,617
Related parties	10.1	1,393	1,460
Checks-postdated checks		2,903	2,786
Subtotal sales credits		105,990	110,863
Provision for bad debts		(9,911)	(10,046)
Total		96,079	100,817

9.2.1 Changes in Bad Debt Provisions

		03.31.2025	12.31.2024

	Note	Millions of $
Initial balance		10,046	14,496
Increases /recoveries of the period	4.2	1,216	1,007
Foreign exchange difference		86	(424)
Applications of the period		(716)	(42)
Inflation adjustment		(721)	(5,291)
Bad Debts provisions at March 31		9,911	9,746

9.3 Investments

9.3.1 Non-current investments

		03.31.2025	12.31.2024

	Note	Millions of $
Negotiable obligations		40,551	47,546
Negotiable obligations of related companies	10.1	2,463	3,812
Other financial assets		1,568	2,064
Total		44,582	53,422

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.3 Investments (Contd.)

9.3.2 Current investments

		03.31.2025	12.31.2024

	Note	Millions of $
Negotiable Obligations		23,059	15,452
Negotiable Obligations related companies		1,232	-
Other financial assets		3,680	8,446
Total		27,971	23,898

9.4 Cash and cash equivalents

		03.31.2025	12.31.2024

	Note	Millions of $
Cash and funds in custody		121	154
Banks	13	56,739	88,036
Checks not yet deposited		581	517
Term deposits and others		38,691	24,599
Total		96,132	113,306

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	03.31.2025	12.31.2024

	Millions of $
Suppliers	952	1,040
Total	952	1,040

9.5.2 Commercial accounts payable and other current

		03.31.2025	12.31.2024

	Note	Millions of $
Suppliers		40,042	57,366
Foreign suppliers		6,671	9,494
Debts with Related Parties	10.1	5,394	5,776
Salaries and social security liabilities		36,572	42,697
Other fiscal debts		7,160	7,214
Total		95,839	122,547

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at March 31, 2025 and December 31, 2024 are as follows:

	03.31.2025	12.31.2024

Other receivables	Millions of $
Other related companies	2,931	2,463
Total	2,931	2,463

	03.31.2025	12.31.2024

Trade receivables	Millions of $
Other related companies	1,393	1,460
Total	1,393	1,460

	03.31.2025	12.31.2024

Investments	Millions of $
Other related companies -non current	2,463	3,812
Other related companies -current	1,232	-
Total	3,695	3,812

	03.31.2025	12.31.2024

Accounts payable and other	Millions of $
Servicios y Tecnología Aeroportuarios S.A.	2	-
Texelrio S.A.	720	948
Other related companies	4,672	4,828
Total	5,394	5,776

	03.31.2025	12.31.2024

Provisions and other charges	Millions of $
Corporación América S.A.U. – Dividends to be paid	-	14,575
Total	-	14,575

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of March 31, 2025, and December 31, 2024, are as follows:

		03.31.2025	12.31.2024

	Note	Millions of $
Debt - Specific Allocation of Income		12,768	12,842
Debt - Dividends to be paid	11	-	13,298
Credit - Strengthening Trust (1)		49,586	46,725

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the three-month periods ended March 31, 2025 and 2024 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $979 million and $1,174 million, respectively.

With Texelrío S.A. For maintenance at the airports, the Company has allocated $1,749 million and $583 million to the cost, respectively.

The Company has allocated to the cost $1,921 million and $1,277 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $651 million and $359 million to the cost, respectively.

The Company has allocated to the cost $549 million and $378 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $1,767 million and $807 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $327 million and $693 million to the cost, respectively.

The Company has recorded commercial income of $397 million and $768 million with Duty Paid S.A., respectively.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $661 million and $522 million for the three-month periods ended at March 31 2025 and 2024, respectively.

Corporación América S.A.U. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación América S.A.U. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	Nota	At 01.01.25	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.25	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		3,609	187	(397)	(252)	11	88	3,246	784	2,462
Deferred Income		14,708	1,072	-	(416)	(4,538)	328	11,154	2,479	8,675
Guarantees Received		2,268	(39)	248	(171)	-	367	2,673	-	2,673
Upfront fees from concessionaires		5,596	699	-	-	(791)	-	5,504	2,954	2,550
Dividends to be paid	10	27,873	-	(27,537)	(1,380)	-	1,044	-	-	-
Others		1,499	1	-	(106)	27	59	1,480	360	1,120
Total 2025		55,553	1,920	(27,686)	(2,325)	(5,291)	1,886	24,057	6,577	17,480

	At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.24	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	6,175	406	(473)	(2,196)	-	225	4,137	1,861	2,276
Deferred Income	33,362	2,852	-	(8,619)	(3,709)	632	24,518	4,203	20,315
Guarantees Received	4,261	6	29	(1,328)	-	-	2,968	-	2,968
Upfront fees from concessionaires	6,617	618	-	-	(561)	-	6,674	4,512	2,162
Others	4,325	2	-	(1,542)	61	196	3,042	2,555	487
Total 2024	54,740	3,884	(444)	(13,685)	(4,209)	1,053	41,339	13,131	28,208

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2025		Foreign exchange rates	Amount in local currency at 03.31.2025	Amount in local currency at 12.31.2024
Assets
Current Assets
Cash and cash equivalents	U$S	77	1,071.00	82,852	87,571
Net trade receivables	U$S	55	1,071.00	58,782	76,106
Investments	U$S	24	1,071.00	25,859	23,898
Total current assets				167,493	187,575

Non-Current Assets
Investments	U$S	41	1,071.00	43,493	50,184
Total Non-Current Assets				43,493	50,184
Total Assets				210,986	237,759

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	1,074.00	2,215	29,726
Financial debts	U$S	66	1,074.00	70,797	90,223
	EUR	0	1,388.682	128	-
Lease liabilities	U$S	3	1,074.00	2,823	2,914
Commercial accounts payable and others	U$S	19	1,074.00	20,822	26,821
	EUR	2	1,388.682	2,225	2,575
	CAD	0	747.6744	33	42
Total current liabilities				99,043	152,301

Non-Current Liabilities
Provisions and other charges	U$S	1	1,074.00	1,143	2,266
Financial debts	U$S	522	1,074.00	560,834	601,092
Lease liabilities	U$S	1	1,074.00	1,553	2,269
Commercial accounts payable and others	U$S	1	1,074.00	953	1,030
Total non-current liabilities				564,483	606,657
Total liabilities				663,526	758,958
Net liability position				452,540	521,199

NOTE 13 – OTHER RESTRICTED ASSETS

In addition to what is set forth in notes 1 and 6, within current assets as of March 31, 2025 and December 31, 2024, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $6,361 million and $5,121 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 14 - CAPITAL STOCK

At March 31, 2025 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. OF APRIL 24, 2024 AND APRIL 29, 2025 (presented in $ in currency as of the date of the meetings)

At the special ordinary general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, it is allocated as follows:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and
(ii)	The balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the Ordinary General Meeting held on October 31, 2024, it was resolved to: (i) rectify the decision made at the meeting held on April 24, 2024, and restate the profit for the fiscal year ended December 31, 2023, which amounted to $9,406,678,415, by applying the General Consumer Price Index for the month of March, which stood at 51.62%. The restated profit, as of the date of the aforementioned meeting, amounted to $14,262,583,889 and was allocated as follows: (i) $102,181,288 to the legal reserve, up to 20% of the adjusted share capital; and (ii) the remaining $14,160,402,601.20 to a discretionary reserve for the execution of future infrastructure plans and to ensure the payment of future dividends, if applicable.

Following the restatement of the profit as of April 24 and given the shareholders' intention to distribute dividends, the General Meeting held on October 31, 2024, resolved to restate the amount of the discretionary reserve once again, this time as of September 30, 2024. The Inflation Index as of September stood at 101.58%. Consequently, the restated amount of the discretionary reserve as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the discretionary reserve for up to the equivalent in pesos of US$80,000,000—equivalent to $79,200,000,000—calculated using the foreign currency seller exchange rate published by Banco de la Nación Argentina at the close of operations on October 30, 2024, and to distribute dividends to shareholders in proportion to their respective shareholdings in the Company.

At the Ordinary and Special General Meeting of Shareholders of Classes A, B, C, and D held on April 29, 2025, it was resolved to:

(i)	restate the positive result for the fiscal year ended December 31, 2024, by applying the cumulative General CPI Index as of March, resulting in an adjusted profit of $316,986,187,842;

(ii)	allocate the restated profit to the creation of a discretionary reserve for the execution of future infrastructure plans and, if applicable, for the payment of future dividends.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	03.31.2025	03.31.2024
Income for the period (in millions of $)	42,971	232,945
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	165.9112	899.4015

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Interim Separate Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Separate Financial Statements in note 20. Inflation for the first quarter of 2025 and the year-over-year inflation rate are indicated in Note 3. The quarterly devaluation was 7%.

To the date of these financial statements, no significant modifications were made on the disclosure of market risk, exchange rate risk, interest rate risk, credit rate risk nor liquidity risk related to the annual financial statements ended at December 31, 2024.

In April 2025, the BCRA implemented measures that eased access to the MULC, allowing resident individuals to purchase foreign currency for savings purposes without amount limits or additional requirements. Additionally, the advance income and personal assets tax withholdings on these transactions were eliminated.

For legal entities, modifications were introduced to facilitate quicker access to the MULC for import payments and other transactions, although certain restrictions and specific requirements remain in effect.

The Company continues to monitor these regulatory changes and assesses their impact on financial risk management, in order to identify potential effects on its financial position and condition, and to define the necessary courses of action.

NOTA 18 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

No events and/or transactions have occurred since the end of the period that could significantly affect the Company's financial and equity situation.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the separate condensed interim financial statements

Introduction

We have reviewed the accompanying separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (hereinafter "the Company"), which comprise the separate statement of financial position as of March 31, 2025, the separate statements of comprehensive income, of changes in equity and cash flows for the three-month period ended March 31, 2025 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the separate condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these separate condensed interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of separate condensed interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the separate condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the International Standard of Accounting 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be transcribed in the book Inventory and Balance Sheets;

b)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventory and Balance Sheets;

c)	as of March 31, 2025, the debt accrued in favor of the Integrated Argentine Pension System of Aeropuertos Argentina 2000 S.A. that arises from the accounting records and settlements of the Company amounted to $5,017,068,837, not being payable as of that date.

Autonomous City of Buenos Aires, May 8, 2025.

PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17
Dr. Juan Manuel Gallego Tinto Contador Público (U.N.C.) C.P.C.E.C.A.B.A. Tº 413 Fº 001

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), including the separate statement of financial position as of March 31, 2025, the separate statements of comprehensive income, changes in equity, and cash flows for the three-month period ended March 31, 2025, and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated May 8, 2025, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technique Resolution No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that: (i) separate condensed interim financial statements of the Company as of March 31, 2025 consider all significant events and circumstances that are known to us; (ii) said financial statements arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and (iii) regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 8, 2025.

TOMÁS M. ARAYA

By Surveillance Committee